==============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                      MARTHA STEWART LIVING OMNIMEDIA, INC.
                ------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $0.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                  573083102
                ------------------------------------------------
                                (CUSIP Number)

                             George F. Hamel, Jr.
                             ValueAct Capital
                        One Maritime Plaza, Suite 1400
                           San Francisco, CA 94111
                              (415) 362-3700
                ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             January 8, 2002
                ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================================================================

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 2 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
4. SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,610,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,610,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,610,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.3%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 3 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         240,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        240,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     240,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 4 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         150,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        150,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 5 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     VA Partners, L.L.C.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,000,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,000,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 6 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jeffrey W. Ubben
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,000,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,000,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 7 of 15
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

     George F. Hamel, Jr.
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,000,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,000,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 573083102                                              Page 8 of 15
------------------------------------------------------------------------------

1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Peter H. Kamin
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*
     WC*
------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,000,000**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,000,000**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,000,000**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.8%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 par value per share (the "Common Stock"), of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 11 West 42nd Street, New York, NY 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f).  This Statement is filed jointly by
(a)ValueAct Capital Partners, L.P. ("ValueAct Partners"), (b) ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), (c) ValueAct Capital International, Ltd. ("ValueAct International"), (d) VA Partners, L.L.C. ("VA Partners"), (e) Jeffrey W. Ubben, (f) George F. Hamel, Jr. and (g) Peter H. Kamin (collectively, the "Reporting Persons").

         ValueAct Partners and ValueAct Partners II are each Delaware limited partnerships, the principal business of which is investing in securities. ValueAct International is a Company organized in the British Virgin Islands. The principal business of ValueAct International is investing in securities. Each of these entities has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         VA Partners is a Delaware limited liability company, the principal business of which is to render investment management services to ValueAct International and to serve as the General Partner of ValueAct Partners and ValueAct Partners II. VA Partners has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         Messrs. Ubben, Hamel and Kamin are each managing members, principal owners and controlling persons of VA Partners, and directors and principal executive officers of ValueAct International, and such activities constitute their principal occupations. Such individuals are sometimes collectively referred to herein as the "Managing Members" or individually as a "Managing Member". Each Managing Member is a United States citizen and has a principal business address of One Maritime Plaza, Suite 1400, San Francisco, California 94111.

         (d) and (e). None of the entities or persons identified in this Item 2 has during the past five years been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used for the purchase of the Issuer's securities was the working capital of ValueAct Partners, ValueAct Partners II and ValueAct International. The aggregate funds used by the Reporting Persons to make the purchases were $39,150,000, $3,600,000 and $2,250,000, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

         In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common
Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of this Item 4.

        In an Investment Agreement dated as of January 8, 2002 (the
"Investment Agreement") by and among the Issuer, ValueAct Partners,
ValueAct Partners II and ValueAct International (ValueAct Partners,
ValueAct Partners II and ValueAct International being collectively referred to as the "Investors"), and The Martha Stewart Family Limited Partnership, L.P. ("Stewart") the Issuer represented that it had appointed Mr. Jeffrey W. Ubben to its Board of Directors at the time of the execution of the Investment Agreement to serve until the 2002 annual meeting of the stockholders of
Issuer.   The Issuer and Stewart further agreed that, unless Mr. Ubben has been removed from the Issuer's Board of Directors for cause, subject to the Board's fiduciary duties, Mr. Ubben shall be included in the slate of nominees recommended for election to the Board as Directors at the 2002 Annual Meeting. Stewart further agreed to vote all of shares of Class A Common Stock and Class B Common Stock beneficially held by it in favor of Mr. Ubben's election to the Board as a Director at the 2002 Annual Meeting if Mr. Ubben is nominated therefore in accordance with the preceding sentence. Stewart also agreed that, if it sought to transfer shares of the Issuer such that Stewart would no longer hold a majority of the outstanding voting power of the Issuer, Stewart would require the transferees thereof to be bound by the foregoing voting arrangement.

       The foregoing description of certain provisions of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, which is attached hereto as Exhibit B and the terms of which are incorporated herein by reference.

       The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each person named in Item 2. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II and ValueAct International are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of VA Partners. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, the shares of Common Stock held of record by it, with VA Partners and the Managing Members.

         ValueAct Partners is the beneficial owner of 2,610,000 shares of Class A Common Stock, representing approximately 17.3% of the Issuer's outstanding Class A Common Stock. ValueAct Partners II is the beneficial owner of 240,000 shares of Class A Common Stock, representing approximately 1.6% of the Issuer's outstanding Class A Common Stock. ValueAct International is the beneficial owner of 150,000 shares of Class A Common Stock, representing approximately 1.0% of the Issuer's outstanding Class A Common Stock. VA Partners, Mr. Ubben, Mr. Kamin and Mr. Hamel may each be deemed the beneficial owner of an aggregate of 3,000,000 shares of Issuer Class A Common Stock, representing approximately 19.8% of the Issuer's outstanding Class A Common Stock. All percentages set forth in this Schedule 13D are based upon the Issuer's reported 15,117,620 outstanding shares of Class A Common Stock as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2001.

(c) On January 8, 2002, the Investors purchased the following shares of Common Stock pursuant to a Stock Purchase Agreement

Reporting Person                 Date        Shares    Price/Share
----------   	                  ---------     -------   -----------
ValueAct Partners              01-08-02      2,610,000     $15.00

Value Partners II              01-08-02        240,000     $15.00

Value International            01-08-02        150,000     $15.00

(d) and (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than as described elsewhere in this Report, the Reporting Persons have no understandings, arrangements, relationships or contracts relating to the Issuer's Common Stock which are required to be described hereunder.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

A) Joint Filing Agreement
B) Investment Agreement

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002      George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002      George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002      George F. Hamel, Jr., Managing Member

                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002       George F. Hamel, Jr., Managing Member


                                  /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  January 18, 2002       Jeffrey W. Ubben


                                  /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002       George F. Hamel, Jr.


                                  /s/  Peter H. Kamin
                                --------------------------------------
Dated:  January 18, 2002       Peter H. Kamin

                                   Exhibit A
                           JOINT FILING AGREEMENT

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Martha Stewart Living Omnimedia, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                              ValueAct Capital Partners L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002       George F. Hamel, Jr., Managing Member


                              ValueAct Capital Partners II L.P., by
                              VA Partners, L.L.C., its General Partner
                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002       George F. Hamel, Jr., Managing Member


                              ValueAct Capital International, Ltd., by
                              VA Partners, L.L.C., its investment manager

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002       George F. Hamel, Jr., Managing Member


                              VA Partners, L.L.C.

                              By:    /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002       George F. Hamel, Jr., Managing Member


                                  /s/  Jeffrey W. Ubben
                                --------------------------------------
Dated:  January 18, 2002       Jeffrey W. Ubben


                                  /s/  George F. Hamel, Jr.
                                --------------------------------------
Dated:  January 18, 2002        George F. Hamel, Jr.


                                  /s/  Peter H. Kamin
                                --------------------------------------
Dated:  January 18, 2002       Peter H. Kamin

                                   Exhibit A
                           INVESTMENT AGREEMENT

        INVESTMENT AGREEMENT, dated as of January 8, 2002 (this "Agreement"), by and among Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Corporation"), ValueAct Capital Partners, L.P. a Delaware limited partnership, ValueAct Capital Partners II, L.P. a Delaware limited partnership and ValueAct Capital International, Ltd. a British Virgin Islands corporation (collectively, "ValueAct"), and, for the purposes of Article I, Section 2.3 and Article V hereof only, The Martha Stewart Family Limited Partnership, L.P., a Connecticut limited partnership ("Stewart").

                             RECITALS:
        WHEREAS, pursuant to the terms of a Stock Purchase Agreement, dated as of the date hereof (the "Stock Purchase Agreement"), Stewart has agreed to sell to ValueAct, and ValueAct has agreed to purchase from Stewart, an aggregate of 3,000,000 shares of Class A Stock (the "Stock Purchase");

        WHEREAS, in connection with the consummation of the Stock
Purchase, the parties hereto desire to enter into certain arrangements relating to ValueAct's ownership of the Class A Stock.

        NOW, THEREFORE, in consideration of the premises and mutual covenants and obligations hereinafter set forth, the parties hereto agree as follows:

                             ARTICLE I
                           DEFINED TERMS

        Section 1.1 Definitions. Unless the context otherwise requires, the terms defined in this Article I shall, for the purposes of this Agreement, have the meanings herein specified.

              "1933 Act" means the Securities Act of 1933, as amended.

              "1934 Act" means the Securities Exchange Act of 1934, as amended.

              "Affiliate" means with respect to a specified Person, any Person that directly or indirectly controls, is controlled by, or is under common control with, the specified Person, and that Person's spouse, estate, personal representative or lineal descendants or any trust for the benefit of such Person and/or such Person's spouse and/or such Person's lineal descendants or any entities controlled by such Person. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

               "2002 Annual Meeting" shall have the meaning set forth in Section 2.3 hereof.

               "Agreement" means this Investment Agreement, as amended, modified, supplemented or restated in accordance with the terms hereof from time to time.

               "Assign" and "Assignment" have the meanings set forth in
Section 2.1 hereof.

               "Board" shall mean the Board of Directors of the Corporation.

               "Class A Stock" shall mean Class A Common Stock, par value $0.01 per share, of the Corporation.

               "Class B Stock" shall mean the Class B Common Stock, par value $0.01 per share, of the Corporation.

               "Corporation" shall have the meaning set forth in the preamble hereto.

               "Delaware Act" shall mean the Delaware General
Corporation Law, as amended.

               "Directors" shall mean those individuals elected as members of the Board.

               "NYSE" shall mean the New York Stock Exchange, Inc.

               "Person" includes any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

               "Registration Request" shall have the meaning set forth in Section 3.1 hereof.

               "Stewart" shall have the meaning set forth in the preamble hereto.

               "Stockholders Agreement" means the Stockholders
Agreement, dated as of October 19, 1999, by and among the Corporation and certain of its stockholders.

              "Stock Purchase" shall have the meaning set forth in the recitals hereof.

              "Ubben" shall have the meaning set forth in Section 2.3 hereof.

              "ValueAct" shall have the meaning set forth in the preamble hereto.

        Sections 1.2     Headings.  The headings and subheadings in
this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

                            ARTICLE II
                 COVENANTS AND ACKNOWLEDGEMENTS

        Section 2.1 Investment Intent. ValueAct represents and warrants to the Corporation that it is acquiring the Class A Stock in the Stock Purchase for investment for its own account and not with the view to, or for resale in connection with, any distribution thereof.

        Section 2.2 Transfers and Assignments. Prior to the first Anniversary hereof, ValueAct shall not sell, assign, transfer, pledge, hypothecate, mortgage or dispose of, by gift or otherwise, or in any way encumber ("Assign," and such act, an "Assignment") all or any part of the shares of Class A Stock owned by ValueAct; provided, however, that following the six-month anniversary hereof, ValueAct may distribute up to 50% of the shares acquired in the Stock Purchase to limited partners or other fund participants in the relevant ValueAct fund. The foregoing restriction shall not apply to any Assignment approved by the Board. ValueAct acknowledges that the Stock Purchase has not been registered under the 1933 Act, and that the Class A Stock acquired in the Stock Purchase may not be offered or Assigned except pursuant to an effective registration statement under the 1933 Act or an applicable exemption therefrom.

        Section 2.3 Board of Directors. Effective as of the date hereof, Jeffrey Ubben ("Ubben") has been appointed by the Board to the Board as a Director to fill an existing vacancy thereon, to serve until the 2002 annual meeting of the stockholders of the Corporation (the "2002 Annual Meeting"), unless earlier removed for cause (as such term is used in Section 141(k) of the Delaware General Corporation Law).
The Corporation and Stewart agree that, subject to the Board's fiduciary duties under applicable law (after consultation in good faith with outside legal counsel) and unless earlier removed from the Board in accordance with the preceding sentence, Ubben shall be included in the slate of nominees recommended for election to the Board as Directors at the 2002 Annual Meeting by the Board. Stewart agrees to vote all of shares of Class A Common Stock and Class B Common Stock beneficially held by it in favor of Ubben's election to the Board as a Director at the 2002 Annual Meeting if Ubben is nominated therefor in accordance with the preceding sentence, and agrees that, if Stewart should seek to transfer shares of Class A Common Stock or Class
B Common Stock such that, following such transfer, Stewart would have less than a majority of the outstanding voting power of the Corporation, Stewart shall require the transferees thereof to be bound by this sentence.

                            ARTICLE III
                        REGISTRATION RIGHTS

        Section 3.1     Form S-3 Registration.

(a) If Form S-3, or any successor form thereto, is available for such offering, ValueAct may request in writing that the Corporation effect a registration on Form S-3 and any related qualification or compliance (a "Registration Request"), and the Corporation shall use its best efforts to effect, as soon as practicable, such registration, qualification or compliance as may be so requested and as would permit or facilitate the sale and distribution of all Class A Stock specified in such Registration Request and to maintain the registration on Form S-3 for 180 days following the effectiveness thereof; provided, that such 180-day period may be suspended if, in the good faith judgment of the Board, a corporate event requires such suspension, the Corporation shall use its best efforts to reinstate the effectiveness thereof for the remaining number of days. The Corporation shall not be obligated to effect more than three registrations on Form S-3 for ValueAct pursuant to this
Section 3.1(a),or be obligated to effect more than one registration on Form S-3 during any six-month period; provided, however, that in no event shall the Corporation be obligated to effect a registration statement under this Section 3.1(a) within 120 days of the end of the effective period of any prior registration statement effected by the Corporation pursuant to a Registration Request. The anticipated net offering price of the shares of Class A Stock specified in the Registration Request shall be at least $10,000,000. Any registration statement filed pursuant to this Section 3.1(a) may include other shares of Class A Stock that the Corporation is required to include in such registration statement by virtue of the Stockholders Agreement; provided, that in no event shall the number of shares of Class A Stock to be registered pursuant to the Registration Request be reduced in order to comply with any provision of the Stockholders Agreement.

(b) The Corporation shall not be obligated to effect the filing of a registration statement pursuant to Section 3.1(a) hereof (i) if the Corporation has furnished to ValueAct, within 30 days after receipt of a Registration Request an opinion of counsel (in form and substance reasonably satisfactory to ValueAct) to the Corporation to the effect that ValueAct may effect the sale and distribution of shares of Class A Stock held by ValueAct included in the Registration Request in accordance with its intended method of distribution without the registration of such securities under the 1933 Act; or (ii) if the Corporation has furnished to ValueAct within 30 days after receipt of a Registration Request a certificate signed by an executive officer of the Corporation stating that, in the good faith judgment of the Board such registration would require premature disclosure of material information relating to a pending corporate development or a special audit of the Corporation, in which event the Corporation shall have the right to defer the obligations contained in this Section 3.1 for a period of not more than 165 days (including the time period used for filing the applicable registration statement) after receipt of the Registration Request, and provided that the Corporation has not, in any twelve-month period, utilized the right in this clause (ii) more than once.

        Section 3.2     Corporation Registration.

(a) If the Corporation proposes to register any of its capital stock or other equity securities (including any securities convertible into or exchangeable for equity securities) under the 1933 Act in connection with the public offering of such securities solely for cash (other than a registration on Form S-8 or any successor form relating solely to the sale of securities to participants in a Corporation Class A Stock plan, or a registration on Form S-4 or any successor form), the Corporation shall, at such time, promptly give ValueAct written notice of such registration. Upon the written request of ValueAct given within 20 days after the receipt of such notice by the Corporation, the Corporation shall, subject to the provisions of
Section 3.2(b), use commercially reasonable efforts to cause a registration statement covering all of the sharesof Class A Stock that

ValueAct has requested to be registered to become effective under the 1933 Act. The Corporation shall have no obligation under this Section 3.2 to make any offering of its securities or to complete any offering of its securities that it proposes to make, and shall incur no liability to ValueAct for its failure to do so.

(b) In connection with any offering involving an underwriting of securities being issued by the Corporation, the Corporation shall not be required under this Section 3.2 to include any of the securities of the Corporation owned by ValueAct in such underwriting unless it accepts the terms of the underwriting as agreed upon between the Corporation and the underwriters selected by it, and then only in such quantity, if any, as will not, in the reasonable opinion of the underwriters, jeopardize the success of the offering by the Corporation. If the managing underwriter for the offering shall advise the Corporation in writing that marketing factors require a limitation of the number of shares to be underwritten,then the Corporation shall so advise ValueAct, and the number of shares that may be included in the underwriting shall be allocated in priority as follows: (i) all shares of Class A Stock proposed to be underwritten on behalf of the Corporation,and then (ii) all shares of Class A Stock required to be registered on behalf of other stockholders of the Corporation pursuant to the Stockholders Agreement, and then (iii) all shares of Class A Stock proposed to be underwritten on behalf of ValueAct.

        Section 3.3 Expenses of Registration. The Corporation shall bear and pay all expenses other than underwriting fees, discounts and commissions relatingto shares of Class A Stock incurred in connection with each registration, filingor qualification pursuant to this Article III, including (without limitation) all registration, blue sky, securities exchange or listing fees (including NYSE, NASD and similar fees), filing and qualification fees, printing and accounting fees (including for audits and comfort letters), fees and disbursements of counsel for the Corporation; provided, however, that the Corporation shall not be required to pay for any expenses of any registration proceeding begun at the request of ValueAct if the registration request is subsequently withdrawn at any time at the request of ValueAct, in which case ValueAct shall bear such expenses (including all out-of-pocket expenses and fees incurred by the Corporation), unless ValueAct agrees to forfeit one Form S-3 registration. If ValueAct withdraws a registration request after the filing of the applicable registration statement, ValueAct, shall reimburse all such expenses and fees and shall also forfeit such applicable registration right, provided, however, that if such withdrawal is due primarily to (i) the Corporation's failure to comply in all material respects with its obligations under Sections 3.1 through 3.5, or (ii) the failure of the Corporation at a reasonable time, in light of the circumstances, prior to the filing of such registration statement to advise ValueAct, of its knowledge of the existence of an event relating to the Corporation that would reasonably be expected to have a material effect on the business, financial condition or market valuation of the Corporation, such registration right shall not be forfeited. Underwriting discounts and commissions relating to the shares of Class A Stock included in a registration pursuant Section 3.2 shall be borne and paid ratably by ValueAct in proportion to its participation in such registration.

        Section 3.4 Furnishing of Information. It shall be a condition precedent to the obligations of the Corporation to take any action pursuant to this Article III that ValueAct shall have furnished to the Corporation such information as the Corporation shall request regarding ValueAct, the shares of Class A Stock held by ValueAct, and the intended method of disposition of such shares of Class A Stock as shall be required to effect the requested registration, and that ValueAct shall have provided the Corporation with such representations and warranties, covenants and opinions as are customary for a selling Class A Stockholder in connection with the registration of a selling Class A Stockholder's securities. The Corporation shall provide ValueAct with copies of all correspondence with the Securities and Exchange Commission related to any registration statement filed pursuant to this Article III and in which ValueAct is participating on a reasonably prompt basis.

        Section 3.5 Indemnification. In the event that any Class A Stock of ValueAct is included in a registration statement under this
Article III, ValueAct and the Corporation shall agree to customary indemnification provisions (which may include indemnification of any underwriter of such registration) in connection therewith relating to compliance with the 1933 Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the 1933 Act, the 1934
Act or any state securities law in connection with any matter relating to such registration statement.

        Section 3.6 Additional Registration Rights. In the event that the Corporation shall grant to any stockholder of the Corporation registration rights (other than those contained in the Stockholders' Agreement), the Corporation shall provide written notice of such grant to ValueAct.

                             ARTICLE IV
                             ARBITRATION

        Section 4.1 Dispute Resolution. To the fullest extent permitted by the Delaware Act and other applicable law, any controversy or claim arising out of or relating to this Agreement, or any breach thereof, shall be settled by arbitration in accordance and to the extent permitted by the Uniform Arbitration Act (10 Del. C.
S 5701, et seq.) and, to the extent not inconsistent therewith, the then prevailing Rules for Non-Administered Arbitration of Business Disputes of the CPR Center for Dispute Resolution. Each party to the arbitration shall select one (1) arbitrator. The arbitrators' ruling shall be binding and conclusive upon the parties hereto to the fullest extent permitted by law. Any arbitration shall occur in Wilmington, Delaware, and judgment upon the award rendered may be entered in any court having jurisdiction thereof.
The arbitrators shall be governed by and shall apply the substantive law of the State of Delaware in making their award. The expenses of the arbitration shall be borne equally by the parties to the arbitration, provided that each party shall pay for and bear the cost of its own experts, evidence and legal counsel.

                             ARTICLE V

                           MISCELLANEOUS

        Section 5.1 Notices. All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, or mailed by registered or certified mail, as follows:

(a) if given to the Corporation, at the following
address:
                    Martha Stewart Living Omnimedia, Inc.
                    20 West 43rd Street
                    New York, New York  10036
                    Attention:  General Counsel

                    with a copy to:

                    Wachtell, Lipton, Rosen & Katz
                    51 West 52nd Street
                    New York, New York  10019
                    Attention:  Andrew J. Nussbaum, Esq.

(b) if given to Stewart or ValueAct, at the address on file with the Corporation, or at such other address as Stewart or ValueAct may hereafter designate by written notice to the Corporation.
All such notices shall be deemed to have been given when received.

        Section 5.2 Amendments. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against any party hereto unless such modification, amendment or waiver is approved in writing by each party hereto. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

        Section 5.3 Failure to Pursue Remedies. The failure of any party toseek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an originalviolation.

        Section 5.4 Specific Performance. The parties hereto acknowledge that there would be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement. Any remedy under this Section 5.4 is subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

        Section 5.5 Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

        Section 5.6 Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, legal representatives and assigns.

        Section 5.7 Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. All references herein to "Articles," "Sections" and "Paragraphs" shall refer to corresponding provisions of this Agreement.

        Section 5.8     Severability.  The invalidity or
unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

        Section 5.9 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one instrument.

        Section 5.10 Integration. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and, except as otherwise provided herein, supersedes all prior agreements and understandings pertaining thereto.

        Section 5.11 Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the State of Delaware, and all rights and remedies shall be governed by such laws without regard to principles of conflict of laws.

        Section 5.12 Term. Except as otherwise provided herein, the registration rights provided for in this Agreement shall terminate at such time as ValueAct is able to sell all of its shares of Class A Stock beneficially owned by it in one transaction pursuant to Rule 144 under the 1933 Act.

            IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above stated.

                                 MARTHA STEWART LIVING OMNIMEDIA, INC.
                                       By:  /s/ Greg Blatt
                                         ------------------------------
                                        Name: Greg Blatt
                                        Title: Executive Vice President
                                               & General Counsel

                                   VALUEACT CAPITAL PARTNERS, L.P.
                                      By:  /s/ Jeffrey W. Ubben
                                         ------------------------------
                                        Name: Jeffrey W. Ubben
                                        Title: Managing Partner

                                   VALUEACT CAPITAL PARTNERS II, L.P.
                                      By:  /s/ Jeffrey W. Ubben
                                         ------------------------------
                                        Name: Jeffrey W. Ubben
                                        Title: Managing Partner

                                   VALUEACT CAPITAL INTERNATIONAL, LTD.
                                      By: /s/ Jeffrey W. Ubben
                                         ------------------------------
                                         Name: Jeffrey W. Ubben
                                         Title: Managing Partner

For purposes of Section 2.3 and Article V hereof only:
                    THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP, L.P.
                                      By:  /s/ Martha Stewart
                                         ------------------------------
                                         Name: Martha Stewart
                                         Title: General Partner